Filed Via Edgar

September 16, 2009

United States Securities and Exchange Commission (“SEC”)
Attn. Amit Pande
Accounting Branch Chief
Washington, DC 20549

Re:	Independent Bank Corporation (“IBC” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (the “1Q 2009 10-Q”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 (the “2Q 2009 10-Q”)
File No. 000-07818

Dear Mr. Pande,

The following is the response of IBC to your review letter dated August 19, 2009 (the “Review Letter”) with respect to the filings referenced above. Set forth below is the text of the comments of the SEC set forth in the Review Letter, followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1.	We refer to Note 25, Operating Segments on page 80 that shows the Mepco segment has pre-tax net income of $17.3 million in 2008 compared to a net loss of $96.8 million of the IB segment. Considering the impact of Mepco’s operations on consolidated operating results, please revise this section in future filings to provide a discussion of the reasons for the major changes in operating results of both reportable segments. Refer to Item 303(a) of Regulation S-K. Consider including a discussion of the following:

•	The effects of any intersegment transactions and of corporate allocations of general expenses and taxes to each reportable segment.

•	The effects of the sale in 2007 of Mepco’s insurance premium finance business.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

•	Based on your disclosure on page 23 that the failure of one of Mepco’s counterparties could expose the Company to significant losses, please revise the last paragraph on page 22 to disclose in greater detail the methodology used by Mepco to establish and monitor counterparty credit limits in order to manage their collateral exposure.

RESPONSE

Future filings will include the disclosures requested above in the Review Letter.

Critical Accounting Policies, page 48

2.	We refer to the statement that you believe your assumptions and judgments in assessingother-than-temporary impairments are “reasonable and conform to industry practices.” Please tell us andrevise future filings to discuss the significant assumptions and judgments used to determine impairmentsto investment securities whose fair value is based on mathematical models, such as matrix pricing ordiscounted cash flow analysis.

RESPONSE

Future filings will include the following additional disclosures (see underlined text) in the accounting for investment securities section of critical accounting policies:

“We believe that our assumptions and judgments in assessing other than temporary impairment for our investment securities are reasonable and conform to general industry practices. Prices for investment securities are largely provided by a pricing service. These prices consider benchmark yields, reported trades, broker / dealer quotes and issuer spreads. Furthermore, prices for mortgage securities consider: TBA prices, monthly payment information and collateral performance. As of <Date>, the pricing service did not provide fair values for securities with a fair value of $<number> million. Management estimated the fair value of these securities using similar techniques including: observed prices, benchmark yields, dealer bids and TBA pricing. These estimates are subject to change and the resulting level 3 valued securities may be volatile as a result.”

Financial Statements for the period ended December 31, 2008

Note 4, Securities, page 50

3.	We note that gross unrealized losses related to mortgage-backed securities were $6.8 million or 71% of total unrealized losses with duration of 12 months or more which you attribute to credit spread widening. Please tell us and discuss in future filings include the following information:

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

•	Discuss how you factored into your analysis for determining other-than-temporary impairments the effects of the financial market illiquidity on the determination of the fair value of your private label mortgage-backed securities.
•	Disclose the extent to which these mortgage-backed securities are collateralized by high-risk mortgage loans, such as sub-prime, Alt-A, Option ARM or interest only loans with collateral located in geographical areas with high default rates. Refer to Note 12 on page 21 of your June 30, 2009 10-Q that states underlying loans with certain Level 3 private label and mortgage-backed securities were Jumbo loans, Alt-A loans and manufactured housing loans.
•	Explain what you mean by the statement that you have “satisfactory relationships” between non-performing assets and the subordination levels of each security. Disclose any major investments in high-risk subordination levels, such as mezzanine or interest only tranches.
•	Clarify your statement that you continue to receive principal reductions to disclose how you consider the receipt or non-receipt of interest cash-flows in your other-than-temporary impairment analysis.

RESPONSE

Future filings will include the following additional disclosures (see underlined text) in the footnote for investment securities:

“Mortgage-backed and other asset backed securities — at December 31, 2008 we had 45 securities whose fair market value is less than amortized cost. Unrealized losses on agency mortgage-backed securities are minimal (only $62,000 in gross unrealized losses). These securities include both agency and private label mortgage-backed securities. Therefore, the majority of unrealized losses in this portfolio are attributed to private label mortgage and asset-backed securities. Pricing metrics in these markets have been under pressure for some time. Market prices have suffered from wider credit spreads as well as increased liquidity premiums. Prices deteriorated further in late 2008 as the U.S. Treasury shifted the focus of TARP activity from purchasing troubled mortgage assets to capital injections in financial institutions. The unrealized losses are largely attributable to credit spread widening on these securities. The underlying loans within these securities include Jumbo (59%), Alt A (24%) and manufactured housing (17%). All of the private label mortgage-backed transactions have geographic concentrations in California, ranging from 25% to 60% of the collateral pool. Typical exposure levels to California (median exposure is 43%) are consistent with overall market collateral characteristics. Six transactions have modest exposure to Florida, ranging from 5% to 11%, and one transaction has modest exposure to Arizona (5%). The underlying collateral pools do not have meaningful exposure to Nevada, Michigan or Ohio. The majority of transactions are backed by fully amortizing loans. However, seven transactions have concentrations in interest only loans ranging from 31% to 94%. The structure of the mortgage and asset-backed securities portfolio provides protection to credit losses. The portfolio primarily consists of senior securities as demonstrated by the following: super senior (5%), senior (74%), senior support (11%) and mezzanine (10%). The mezzanine classes are from seasoned transactions (54 to 83 months) with significant levels of subordination (8% to 18%). All of these securities are receiving principal and interest payments. Most of these transactions are pass-through structures, receiving pro rata principal and interest payments from a dedicated collateral pool.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

Each private label mortgage and asset-backed security has sufficient credit enhancement via subordination to assure full realization of book value. This assertion is based on a transaction level review of the portfolio. Individual security reviews include: external credit ratings, forecasted weighted average life, recent prepayment speeds, underwriting characteristics of the underlying collateral, the structure of the securitization and the credit performance of the underlying collateral. The review of underwriting characteristics considers: average loan size, type of loan (fixed or ARM), vintage, rate, FICO, loan-to-value, scheduled amortization, occupancy, purpose, geographic mix and loan documentation. The review of the securitization structure focuses on the priority of cash flows to the bond, the priority of the bond relative to the realization of credit losses and the level of subordination available to absorb credit losses. The review of credit performance includes: current period as well as cumulative realized losses; the level of severe payment problems, which includes other real estate (ORE), foreclosures, bankruptcy and 90 day delinquencies; and the level of less severe payment problems, which consists of 30 and 60 day delinquencies. While the levels of identified payment problems continue to escalate in certain securities, the amount of subordination protection remains adequate. Further, we continue to receive principal and interest payments. One bond experienced a significant rating downgrade during the last quarter of 2008. A cash flow analysis was prepared for this investment. This analysis was based on projections for voluntary prepayments, defaults and loss severity. The analysis indicates full realization of book value. All of the other issues are rated by a major rating agency as investment grade.

The Company’s portfolio of available-for-sale securities is reviewed quarterly for impairment in value. In performing this review management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) the FSP requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized in earnings.

For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

In addition, in future filings we intend to break out agency mortgage backed securities from private label mortgage backed and asset backed securities. An example of such a tabular break out is as follows (using data as of December 31, 2008 and June 30, 2009):

	As of December 31, 2008		As of June 30, 2009

	Fair Value	Unrealized Gain (Loss)	Fair Value	Unrealized Gain (Loss)

Agency MBS	$48,029	$653	$54,328	$889

Private label MBS and ABS
Jumbo	26,139	(9,349)	25,942	(5,411)
Alt-A	10,748	(2,685)	10,670	(1,604)
Mobile Home	7,421	(855)	7,731	238

4.	We note that the Company had investments in trust preferred securities with gross unrealized losses of $2.8 million or 29% of total unrealized losses with duration of twelve months or more. Please tell us and revise this section in future filings to include the following information:

•	Describe in greater detail the credit characteristics of the securities, including whether they are pooled or single issue securities, the tranche held and their ability to absorb credit losses, the level of subordination and the collateralization remaining on the security.
•	Considering the significant unrealized losses related to these securities and the $200,000 other-than-temporary impairment on one of the securities, tell us and revise future filings to describe the methodology you used and the analysis you performed on pooled and single issue trust preferred securities as of December 31, 2008 to determine they were not other-than-temporarily impaired.
•	Discuss if the same methodology was used to evaluate for impairments the six investment grade securities and the two non-rated securities with a fair value less than amortized cost.

RESPONSE

Future filings will include the following additional disclosures (see underlined text) in the footnote for investment securities:

“Trust preferred securities — at December 31, 2008 we had eight securities whose fair market value is less than amortized cost. All of our trust preferred securities are single issue securities issued by a bank. Pricing of trust preferred securities has suffered from credit spread widening fueled by uncertainty regarding potential losses of financial companies, the absence of a liquid functioning secondary market and potential supply concerns from financial companies issuing new debt to recapitalize themselves. Six of the eight securities are rated by a major rating agency as investment grade while the other two are non-rated. Our other than temporary (OTTI) analysis is based on a security level financial analysis of the issuer. This review considers: external credit ratings, maturity date of the instrument, the scope of the bank’s operations, relevant financial metrics and recent issuer specific news. The analysis of relevant financial metrics includes: capital adequacy, asset quality, earnings and liquidity. We use the same OTTI review methodology for both rated and non-rated issues.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

The Company’s portfolio of available-for-sale securities is reviewed quarterly for impairment in value. In performing this review management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) the FSP requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized in earnings.

For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.”

The following table breaks out the Company’s trust preferred securities in further detail as of December 31, 2008 and June 30, 2009.

	As of December 31, 2008		As of June 30, 2009

	Fair Value	Unrealized Gain (Loss)	Fair Value	Unrealized Gain (Loss)

	(Dollars in Thousands)

Trust preferred securities
Rated issues	$11,113	$(3,874)	$11,816	$(3,196)
Unrated issues - no OTTI	1,508	(1,294)	2,164	(639)
Unrated issues - with OTTI	84	--	94	27

Note 8, Intangible Assets, page 56

5.	We refer to Note 2, Acquisitions on page 49 that states in 2007 the Company acquired ten branches fromTCF Bank and recorded $10.8 million of premium related to the value of customer deposit relationshipsacquired which are being amortized over 15 years. Taking into consideration that the goodwill relatedto this acquisition was written off in 2008, please tell us and discuss in future filings the following:

•	Your basis for not recording an impairment charge related to the core deposit intangible and continuing to amortize over the original 15 year period.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

RESPONSE

Pursuant to SFAS 142, the goodwill impairment testing was done at the business segment level (Independent Bank and Mepco Finance Corporation) and thus was not specific to the branch acquisition transaction referenced above. The estimated fair value of Independent Bank at year end 2008 was less than the carrying value of equity and as described in the Company’s 2008 10-K, a step 2 analysis was then conducted and a $50.0 million goodwill impairment charge was recorded. The decline in fair value of Independent Bank is due primarily to asset quality issues and losses stemming from the loan portfolio. The performance of the deposit base acquired in the 2007 branch acquisition has been as expected and the customer deposit relationships remain intact (taking into consideration expected attrition and run-off). As a result, no impairment charge or change in amortization period was deemed necessary for the $8.6 million of remaining core deposit intangible (related to this branch acquisition) at December 31, 2008.

We will include the substance of the above discussion in future filings.

•	How you considered the increase in your brokered time deposits from $182.3 million at December 31, 2008 to $480.2 million at June 30, 2009, an increase of $280 million or 154%.

RESPONSE

The numbers referenced above equal a $297.9 million, or 163%, increase in brokered time deposits. We cannot find any reference to a $280 million, or 154%, increase in the Company’s 2Q 2009 10-Q and thus do not understand this review comment.

Note 17, Derivative Financial Instruments, page 69

6.	We note you had in 2007 fair value hedges with a total notional amount of $318 million and an average maturity of 2.3 years whereas in 2008 you had no fair value hedges. Please tell us and discuss in future filings if these fair value hedges were discontinued in 2008 and how the Company has accounted for the discontinuation of fair value accounting under SFAS 133.

RESPONSE

Future filings will include the following additional disclosures (see underlined text) in the footnote for derivative financial instruments:

“We also use long-term, callable fixed-rate brokered certificates of deposit (“Brokered CDs”) to fund a portion of our balance sheet. These instruments expose us to variability in fair value due to changes in interest rates. To meet our objectives, we may enter into derivative financial instruments to mitigate exposure to fluctuations in fair values of such callable fixed-rate debt instruments. We did not have any fair value hedges at December 31, 2008. Fair Value Hedges at December 31, 2007 included pay-variable interest-rate swaps whereby the counterparty has the right to terminate the transaction without paying a fee. During 2008, interest rates declined which caused the counterparties to exercise their right to cancel the pay-variable interest rate swaps. These terminations totaled $318.2 million.”

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

We accounted for these instruments using fair value accounting throughout the life of the transactions. Because of the call features, as interest rates fell the fair value of the interest rates swaps moved towards zero as the call became more likely and converged to zero on the call date. The fair value of the callable Brokered CDs moved in a similar fashion.

Note 25, Operating Segments, page 80

7.	We refer to your two reportable segments, IB and Mepco, which had a pre-tax loss of $96.8 million and pre-tax income of $17.3 million from continuing operations, respectively in 2008. We also refer to Note 6 of the June 30, 2009 10-Q that states IB had a net loss of $30 million compared to $10 million of net income for Mepco for the six-months ended June 30, 2009. Considering the increasing importance of the Mepco segment to consolidated operations, please revise future filing to provide the following disclosure regarding segment operations:

•	Describe in Note 1, Accounting Policies, the revenue recognition policies regarding Mepco’s warranty operations and state where these revenues are disclosed in the income statement. We note the Company has Finance Receivables of $286.9 million that appear to be related to Mepco’s operations.

•	Describe the repayment terms of the “Finance Premiums Payable” described in Note 1, Accounting Policies on page 46 owed by the Company to insurance companies for warranty payment plans provided by the Company for their customers.

•	Describe the nature of the elimination of $286 million of total assets, equal to 11% of the total in the “Eliminations” column of the summary of selected financial information for reportable segments on page 80. Refer to paragraph 32 of SFAS 131.

•	Provide the disclosure regarding major customers as required by paragraph 39 of SFAS 131.

•	Provide an explanation of the measurements of segment profit or loss and segment assets for each reportable segment. Refer to paragraph 31 of SFAS 131.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

•	Provide the information about geographic areas required by paragraph 38 of SFAS 131. Refer to the Company’s exposure to Canadian denominated finance receivables on page 34 of the June 30, 2009 10-Q.

RESPONSE

Future filings will include the disclosures requested above in the Review Letter.

Note 23, Fair Value Disclosures, page 75

8.	We refer to the “Securities” section on page 76 that states the Company has classified as Level 2 mortgages and other asset backed securities and certain trust preferred securities. Please tell us and discuss in future filings how you factored into your fair value measurements of these securities, including private label mortgage backed securities, the effects of recent financial market illiquidity and concerns regarding subprime mortgage collateral loans.

RESPONSE

The mortgage and asset-backed securities include both agency and private label securities. Unrealized losses on agency mortgage-backed securities are minimal (only $62M in gross unrealized losses). Therefore, the majority of unrealized losses in this portfolio are attributed to private label securities. Pricing metrics in these markets have been under pressure for some time. Market prices have suffered from wider credit spreads as well as increased liquidity premiums. Prices deteriorated further in the fourth quarter of 2008 as the U.S. Treasury shifted the focus of TARP activity from purchasing troubled mortgage assets to capital injections in financial institutions. The unrealized losses are largely attributed to credit spread widening on these securities. The underlying loans within these securities include Jumbo (59%), Alt A (24%) and manufactured housing (17%). All of the private label mortgage-backed transactions have geographic concentrations in California, ranging from 25% to 60% of the collateral pool. Typical exposure levels to California (median exposure is 43%) are consistent with overall market collateral characteristics. Six transactions have modest exposure to Florida, ranging from 5% to 11%, and one transaction has modest exposure to Arizona (5%). The underlying collateral pools do not have meaningful exposure to Nevada, Michigan or Ohio. The majority of transactions are backed by fully amortizing loans. However, seven transactions have concentrations in interest only loans ranging from 31% to 94%. The structure of the mortgage and asset-backed securities portfolio provides protection to credit losses. The portfolio primarily consists of senior securities as demonstrated by the following: super senior (5%), senior (74%), senior support (11%) and mezzanine (10%). The mezzanine classes are from seasoned transactions (54 to 83 months) with significant levels of subordination (8% to 18%). All of these securities are receiving principal and interest payments. Most of these transactions are pass-through structures, receiving pro rata principal and interest payments from a dedicated collateral pool.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

Each private label mortgage and asset-backed security has sufficient credit enhancement via subordination to assure full realization of book value. This assertion is based on a transaction level review of the portfolio. Individual security reviews include: external credit ratings, forecasted weighted average life, recent prepayment speeds, underwriting characteristics of the underlying collateral, the structure of the securitization and the credit performance of the underlying collateral. The review of underwriting characteristics considers: average loan size, type of loan (fixed or ARM), vintage, rate, FICO, loan-to-value, scheduled amortization, occupancy, purpose, geographic mix and loan documentation. The review of the securitization structure focuses on the priority of cash flows to the bond, the priority of the bond relative to the realization of credit losses and the level of subordination available to absorb credit losses. The review of credit performance includes: current period as well as cumulative realized losses; the level of severe payment problems, which includes REO, foreclosures, bankruptcy and 90 day delinquencies; and the level of less severe payment problems, which consists of 30 and 60 day delinquencies. While the levels of identified payment problems continue to escalate in certain securities, the amount of subordination protection remains adequate. Further, we continue to receive principal and interest payments. One bond experienced a significant rating downgrade during the fourth quarter of 2008. A cash flow analysis was prepared for this investment. This analysis was based on projections for voluntary prepayments, defaults and loss severity. The analysis indicates full realization of book value. All of the issues are rated by a major rating agency as investment grade.

None of the above issues involve subprime mortgage collateral. Thus the impact of this market segment is only indirect, in that it has impacted liquidity and pricing in general for private label mortgage-backed securities.

All of our trust preferred securities are single issue securities issued by a bank. Pricing of trust preferred securities has suffered from credit spread widening fueled by uncertainty regarding potential losses of financial companies, the absence of a liquid functioning secondary market and potential supply concerns from financial companies issuing new debt to recapitalize themselves. Six of the eight securities are rated by a major rating agency as investment grade while the other two are non-rated. The Company’s other than temporary (OTTI) analysis is based on a security level financial analysis of the issuer. This review considers: external credit ratings, maturity date of the instrument, the scope of the bank’s operations, relevant financial metrics and recent issuer specific news. The analysis of relevant financial metrics includes: capital adequacy, asset quality, earnings and liquidity. We use the same OTTI review methodology for both rated and non rated issues.

We will include the substance of the above discussion in future filings.

9.	We refer to the impaired loans totaling $60.2 million in the table that summarizes the financial assets measured on a non-recurring basis. Please reconcile for us this amount of impaired loans with the $91.2 million of impaired loans stated in Note 5, Loans, on page 54.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

RESPONSE

The $60.2 million of impaired loans represents the net book value of impaired loans with a specific reserve recorded at December 31, 2008.

Total impaired loans	$91,188	(1)
Less - impaired loans with no allocated allowance	14,228	(1)
Less - specific reserves	16,788	(2)

Impaired loans measured on a non-recurring basis	$60,172

(1)	Note 5 (page 54)
(2)	Managements Discussion and analysis (page 24)

The $14.3 million of impaired loans with no allocated allowance have a book value that is less than the value computed in the impairment analysis pursuant to SFAS 114 and thus are carried at book value and are not included in the fair value footnote.

Form 10-Q for the period ended June 30, 2009

Note 3, page 8

10.	We refer to the private label residential mortgage-backed security that has been classified by a major rating agency as below investment grade and the trust preferred security that was non-rated. Please tell us and discuss in future filings the following:

•	The analysis you performed, including the methodology, inputs and material assumptions used, to determine there was no other-than-temporary impairment with respect to these securities.

•	Describe the evidence you considered and their relative significance. Identify the primary evidence you relied on to support a realizable value equal to or greater than the carrying value of the investment.

•	Discuss any significant credit risk characteristics inherent in these securities that were not prevalent in the other similar securities that were rated as investment grade by the rating agency.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

RESPONSE

The private label mortgage-backed security with a below investment grade credit rating was evaluated for other than temporary impairment using a cash flow analysis as discussed above. At June 30, 2009 this security had a fair value of $4.4 million and an unrealized loss of $4.2 million (book value of $8.6 million). The underlying loans in this transaction are 30 year fixed rate jumbos with an average FICO of 748 and an average loan-to-value ratio of 73%. The loans backing this transaction were originated in 2007. This is our only security backed by 2007 vintage loans. We believe that this vintage is a key differentiating factor between this security and the others in the Company’s portfolio that are rated above investment grade. The bond is a senior security that is receiving principal payments (and interest payments as well) similar to principal reductions in the underlying collateral. The cash flow analysis used dynamic assumptions for voluntary prepayments, defaults and loss severity. Near term prepayment assumptions were based on recently observed prepayment rates. Prepayment rates were projected to rise modestly to gradually revert to historical levels. Near term default assumptions were based on recent default observations as well as the volume of existing real-estate owned, pending foreclosures and severe delinquencies. Default levels were projected to increase for two years to address the level of distressed loans in the transaction. Our model expects defaults to then decline gradually as the housing market and the economy stabilize. Current loss severity assumptions are based on recent observations. Loss severity is expected to decline gradually as the housing market and the economy stabilize. The cash flow analysis was the primary evidence used to support a complete recovery of cost basis.

The Company has three trust preferred securities issued by individual banks that are not rated. These are relatively small banks and none of these issues were ever rated. We have recorded other than temporary impairment on one of these three non-rated issues. Specifically, this issuer has deferred interest payments on all of its trust preferred securities and is operating under a written agreement with the regulatory agencies that specifically prohibits dividend payments. The issuer is a relatively small bank with operations centered in southeast Michigan. The issuer reported a sizable loss in 2008 and has a high volume of nonperforming assets relative to tangible capital. This investment has been written down to a price of 26.75, or $66,875, (compared to a par value of 100.00, or $250,000). The remaining carrying value ($66,875) of this security is not material to the Company’s financial condition or results of operations. The issuers on the other two non-rated trust preferred securities (which had a combined book value of $2.8 million and a combined fair value of $2.2 million as of June 30, 2009) continue to make interest payments and have satisfactory credit metrics. We performed an individual issuer analysis on these non-rated securities as described above in our response to comments #4 and #8.

We will include the substance of the above discussion in future filings.

Note 12 – Page 21

11.	We refer to the “Securities” section on page 21 that describes the method and significant assumptions used to estimate the fair value of securities. Please tell us and in future filings provide the following information:

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

•	With respect to the $44 million of certain private label mortgage and asset backed securities that have been reclassified to Level 3 during the first quarter of 2009, please discuss the significant valuation inputs that you no longer consider to be observable and the circumstances or events that occurred during the current reporting period that caused this change.

RESPONSE

The only significant valuation input the Company considered to be no longer observable was the discount rate. All other significant valuation inputs used in the analysis can generally be verified and do not involve judgment by management. During the first quarter of 2009 market conditions worsened due to continued declines in residential home prices, increased consumer credit delinquencies, high levels of foreclosures, continuing losses at many financial institutions, and further weakness in the U.S. and global economies. This resulted in the market for these securities being extremely dislocated, level 2 pricing not being based on orderly transactions and such pricing possibly being described as based on “distressed sales”. As a result, we determined that it was appropriate to modify the discount rate in the valuation model (as described below) which resulted in these securities being reclassified to Level 3 pricing in the first quarter of 2009.

We will include the substance of the above discussion in future filings.

•	We refer to your statement on page 25 that you are using an internal valuation model for these securities considering the market for these securities is extremely dislocated, the Level 2 pricing has not been based on orderly transactions, and the pricing could be described as based on “distressed sales.” Please discuss why these securities were not considered Level 3 in 2008 taking into consideration if these circumstances are unique to the first semester of 2009 or were also prevalent during the last semester of 2008.

RESPONSE

We believe that the market dislocation for these securities began in the last four months of 2008, particularly after the collapse of Lehman Brothers in September 2008. Since the disruption was very recent and historically there exists seasonally poor liquidity conditions at year end, we decided that it was appropriate to retain Level 2 pricing in 2008 and continue to monitor and review market conditions as we moved into 2009. During the first quarter of 2009 market conditions did not improve, in fact we believe market conditions worsened due to continued declines in residential home prices, increased consumer credit delinquencies, high levels of foreclosures, continuing losses at many financial institutions, and further weakness in the U.S. and global economies. As a result, we determined that it was appropriate to employ Level 3 pricing for these securities in the first quarter of 2009.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

We will include the substance of the above discussion in future filings.

•	Discuss how you factored into your discounted cash flow analysis the credit characteristics of the Jumbo loans, Alt A loans and manufactured housing loans in determining the fair value of the securities.

RESPONSE

Except for the discount rate, the inputs used in this analysis can generally be verified and do not involve judgment by management. The discount rate used (an unobservable input) was established using a multi-factored matrix whose base rate was the yield on agency mortgage backed securities. The analysis adds a spread to this base rate based on several credit related factors, including vintage, product, payment priority, credit rating and non performing asset coverage ratio. The add-on for vintage ranges from zero for transactions backed by loans originated before 2003 to 0.75% for the 2007 vintage. Product adjustments to the discount rate include the following: jumbo fixed 0.25%, jumbo ARM 0.375%, Alt-A fixed 0.625%, Alt-A ARM 0.75% and manufactured housing 2.00%. Adjustments for payment priority are zero for super seniors, 0.25% for seniors, 1.00% for senior supports and 3.00% for mezzanine bonds. The add-on for credit rating range from zero for AAA securities to 5.00% for ratings below investment grade. The discount rate for subordination coverage of nonperforming loans ranges from zero for structures with a coverage ratio of more than 10 times to 10.00% if the coverage ratio declines to less than 0.5 times. These discount rate adjustments are reviewed quarterly for reasonableness. This review considers trends in mortgage market credit metrics by product and vintage. The discount rates calculated in this manner are intended to differentiate investments by risk characteristics. Using this approach, discount rates range from 4.51% to 16.87%, with a weighted average rate of 8.58% and a median rate of 7.37%.

We will include the substance of the above discussion in future filings.

•	Explain how you periodically validate and update the reasonableness of the fair value measures determined for Level 3 type securities.

RESPONSE

The discount rate adjustments (described in detail above) are reviewed quarterly for reasonableness. This review considers trends in mortgage market credit metrics by product and vintage. The discount rates calculated in this manner are intended to differentiate investments by risk characteristics.

We will include the substance of the above discussion in future filings.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

•	Explain what you mean when you state that you continue to have “satisfactory relationships” between non-performing assets and the subordination levels in each security.

RESPONSE

Each private label mortgage and asset-backed security has sufficient credit enhancement via subordination to assure full realization of book value. This assertion is based on a transaction level review of the portfolio. Individual security reviews include: external credit ratings, forecasted weighted average life, recent prepayment speeds, underwriting characteristics of the underlying collateral, the structure of the securitization and the credit performance of the underlying collateral. The review of underwriting characteristics considers: average loan size, type of loan (fixed or ARM), vintage, rate, FICO, loan-to-value, scheduled amortization, occupancy, purpose, geographic mix and loan documentation. The review of the securitization structure focuses on the priority of cash flows to the bond, the priority of the bond relative to the realization of credit losses and the level of subordination available to absorb credit losses. The review of credit performance includes: current period as well as cumulative realized losses; the level of severe payment problems, which includes other real estate (ORE), foreclosures, bankruptcy and 90 day delinquencies; and the level of less severe payment problems, which consists of 30 and 60 day delinquencies. While the levels of identified payment problems continue to escalate in certain securities, the amount of subordination protection remains adequate. Further, we continue to receive principal and interest payments. One bond experienced a significant rating downgrade during the last quarter of 2008. A cash flow analysis was prepared for this investment. This analysis was based on projections for voluntary prepayments, defaults and loss severity. The analysis indicates full realization of book value. All of the other issues are rated by a major rating agency as investment grade.

We will include the substance of the above discussion in future filings.

•	Expand your discussion that states you continue to receive principal reductions to disclose how you considered in your discounted cash flow methodology the non-receipt of interest cash flows.

RESPONSE

All of the Company’s private label mortgage and asset-backed securities are receiving principal and interest payments. Most of these transactions are pass-through structures, receiving pro rata principal and interest payments from a dedicated collateral pool. The non-receipt of interest cash flows is not expected and thus not presently considered in the Company’s discounted cash flow methodology.

We will include the substance of the above discussion in future filings.

United States Securities and Exchange Commission
Response to Letter Dated August 19, 2009
September 16, 2009

ACKNOWLEDGEMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company’s filingsreviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company’s filings; and
•	The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

CONCLUSION

We believe that this letter is fully responsive to your Review Letter. Please contact the undersigned at (616) 522-1765 or by e-mail at RShuster@ibcp.com if you have any questions or require any additional information.

Very truly yours,

/s/ Robert N. Shuster

Robert N. Shuster
Executive Vice President and Chief Financial Officer